Exhibit 99.1

FSD Pharma Inc Incorporates New Subsidiary to Capitalize on Drug Development Incentives in Australia

FSD Pharma Inc Announces Three Key Additions to Scientific and Clinical Expert Committee

FSD Pharma Inc Announces It Is Investigating Other Products Addressing Acute Medical Needs Due to Substances of Abuse Such as Alcohol

TORONTO--(BUSINESS WIRE)--January 9, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, is pleased to announce:

  the incorporation of a new subsidiary to capitalize on drug development incentives in Australia the appointments of Dr. Jeremy Chataway, Dr.Ashwin Dhanda, and Dr. Anh Lê to its Scientific and Clinical Expert Committee, and
  it is investigating other products addressing acute medical needs due to substances of abuse such as alcohol

FSD Pharma recently established an Australian subsidiary to facilitate its development of Lucid-Psych (Lucid-201) and potentially other assets. “We are excited about the incorporation of FSD Pharma Australia, where we have an excellent opportunity to advance our pipeline,” said Mr. Zeeshan Saeed, President of FSD Pharma. “Australia is a hotbed for clinical stage biotech companies, and our drug development programs will be able to take advantage of facilities offered by various government incentives in Australia,” added Mr. Saeed.

“Our immense progress in 2022 was possible due to the teamwork at Lucid’s headquarters in Toronto and the brilliant guidance from the leading authorities serving on our Scientific and Clinical Expert Committee. I am very pleased that Drs. Chataway, Dhanda and Lê have agreed to join our international panel to contribute to our current and new programs,” said Dr. Lakshmi Kotra, CEO of Lucid Psycheceuticals, a wholly owned subsidiary of FSD Pharma. “We continue to innovate, addressing some of the most challenging and acute needs in medicine today. Our current programs in Mast Cell Activation Syndrome, Multiple Sclerosis, and mental health, and exploratory programs will benefit tremendously from the collective expertise of our accomplished advisors,” added Dr. Kotra.

Dr. Jeremy Chataway, a world-renowned neurologist and clinical trialist, is a Consultant Neurologist at National Hospital for Neurology and Neurosurgery (U.K.), and Co-Programme Lead for Neurodegenerative Diseases at University College London. Dr. Chataway spent a significant amount of his career centered around clinical trials in neurology, particularly in randomized clinical trials and multiple sclerosis. In addition to his many accomplishments, Dr. Chataway served as the lead neurologist for the 2012 London Olympic Games. Dr. Chataway received his Bachelor of Medicine & Surgery from Oxford University, and Doctor of Philosophy from Cambridge University. He is a fellow of the Royal College of Physicians (UK).

Dr. Ashwin Dhanda is a consultant hepatologist at University Hospitals Plymouth NHS Trust (UK) and an Associate Professor in the Faculty of Science at the University of Plymouth. Dr. Dhanda is an expert in the study of acute and chronic liver disease and in liver transplantation. He is the Alcohol Lead within the Southwest Liver Unit at University Hospitals Plymouth and is the lead for the British Association for the Study of the Liver alcohol-related liver disease Special Interest Group. Dr. Dhanda received his Bachelor of Medicine & Surgery from the University of Edinburgh, and Doctor of Philosophy from University of Bristol. Dr. Dhanda is a fellow of the Royal College of Physicians (UK).

Dr. Anh Dzung Lê is a Senior Scientist and Head of Neurobiology of Alcohol Lab in the Campbell Family Mental Health Research Institute at CAMH (Toronto) and a Professor of Pharmacology at the University of Toronto. He is investigating the neurochemical mechanisms underlying the effects of stress on relapses to alcohol. Dr. Lê is also investigating the biological bases for the co-abuse of alcohol and nicotine. Dr. Lê received his Doctor of Philosophy from the University of Toronto.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to drugs of abuse such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements relating to the future of FSD Pharma Inc. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com